July 4, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the company's partners with the Insurance Association of China to Launch E-Learning Network, dated June 15, 2006, published (in English language) on the SGX public website;

(2) The Company's announcement regarding presentation on FY2006 Q1 financial results, dated May 16, 2006, published (in English language) on the SGX public website;

(3) Letter from Deloitte & Touche in relation to unaudited interim financial information for the three-month period ended March 31, 2006, dated May 15, 2006;

(4) The Company's announcement regarding the unaudited financial statement for quarter ended March 31, 2006, dated May 15, 2006, published (in English language) on the SGX public website;

(5) The Company's announcement regarding the Company's first quarter revenue surged by 46%, dated May 15, 2006, published (in English language) on the SGX public website;

(6) The Company's announcement regarding aggregate value of interested person transactions entered into during the quarter ended March 31, 2006, dated May 12, 2006, published (in English language) on the SGX public website;

(7) The Company's announcement regarding resolutions passed at the annual general meeting held on April 28, 2006, dated April 28, 2006, published (in English language) on the SGX public website;

(8) The Company's announcement regarding financial information under IFRS reconciled to accounts prepared under US GAAP, dated April 21, 2006, published (in English language) on the SGX public website;

(9) The Company's announcement regarding independent auditors' report and financial statements for the year ended December 31, 2005, dated April 10, 2006, published (in English language) on the SGX public website;

(10) The Company's announcement regarding notice of annual general meeting, dated April 5, 2006, published (in English language) on the SGX public website;

(11) The Company's announcement regarding request for trading halt made by the Company, dated March 22, 2006, published (in English language) on the SGX public website;

(12) The announcement made by DBS Bank in relation to pre-conditional voluntary offer for the Company by Great Wall Acquisition Corporation, dated March 22, 2006, published (in English language) on the SGX public website;

(13) The Company's announcement regarding request for lifting of trading halt made by the Company, dated March 22, 2006, published (in English language) on the SGX public website;

(14) The Company's announcement regarding Great Wall acquisition's application to the securities industry council for an extension of the cut-off date from March 25, 2006 to December 31, 2006, dated March 20, 2006, published (in English language) on the SGX public website; and

(15) The Company's announcement regarding reply to query regarding trading activity, dated March 16, 2006, published (in English language) on the SGX public website.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/12

双威通讯 ChinaCast

Press Release

CHINACAST COMMUNICATION HOLDINGS LIMITED

FOR IMMEDIATE RELEASE

ChinaCast Partners with the Insurance Association of China to Launch E-Learning Network

Beijing , 15 June 2006 – ChinaCast Communication Holdings Limited ("ChinaCast") and the Insurance Association of China ("IAC") recently signed an agreement for the purpose of developing a nationwide e-learning network to provide training courses and certification programs to insurance industry workers.

Since year 2000, the China insurance industry has tripled in size to about US$60B in premiums and it is expected to exceed US$100B by 2009. There are now over 1,800 insurance agencies in the PRC employing over 1.47 million workers. The demand for qualified and skilled insurance professionals is high and this demand is expected to increase further with the entry of foreign insurance companies after China's entry to the World Trade Organisation.

ChinaCast and IAC will jointly fund the development of the nationwide distance learning network and the training/certification programs and thus, both parties will share the tuition revenue. Enrolment activities is expected to commence in the fourth quarter of 2006.

Ron Chan, CEO of ChinaCast, said, "We are proud to be selected by such a prestigious organization as IAC to be their partner for their industry training network. We hope to leverage our experience in implementing large nationwide vocational training networks to work closely with IAC to upgrade the skills and greatly lower the costs of training the growing number of insurance professionals."

About the Insurance Association of China (IAC, www.iachina.cn)

Established in 2001 and supervised by the China Insurance Regulatory Commission (CIRC, www.circ.gov.cn), IAC is a national association made up of insurance companies, insurance agencies, brokers, estimators, actuaries and regional insurance associations. It is a self regulating body that sets guidelines and codes of conduct for its members and to maintain high industry standard and integrity for its members. It is empowered to take disciplinary action against its members.

About ChinaCast (www.chinacast.com.cn)

Established in 1999 and headquartered in Beijing, ChinaCast provides e-learning services and content to educational institutions, government agencies and Fortune 500 enterprises. These services include interactive distance learning applications, multimedia education content, educational portals, managed broadband networks as well as vocational, IT certification and management training courses.

Key strategic shareholders include Hughes Network Systems (USA) and Intel Capital (USA). ChinaCast went public on the Singapore Exchange on May 14, 2004.

For more information, please contact:

Ms Leong Lilian

ChinaCast Communication Holdings Limited
No 6 Battery Road #31-00 Singapore

Tel: (65) 6532 5998 (during office hours)
Email: lilian.leong@chinacast.com.cn

ChinaCast – China's Leading E-Learning Services Company

FY 2006 Q1 Financial Results

May 16, 2006

双威 ChinaCast

Agenda

- FY2006 1Q Financial Results
- Combined Revenue vs. IFRS and US GAAP
- Operational Highlights
- Growth Strategy for 2006

FY2006 Q1 Financial Results

FY2006 Q1 Financial Highlights

- **Strong combined revenue growth of 46% to RMB 50.5M**
- **Combined gross profit grew by 9.7%**
- **Gross margin decreased due to sales of equipment but maintained at 46.6%.**
- **Net profit attributable to shareholders after minority interest increased 10.2% to RMB 11.5M**
- **Continued healthy financial position**
  - Strong positive cash flow
  - Cash, bank and term deposits increased by RMB11.5M to RMB 375.4M since end of 2005

Income Statement Highlights

	FY06 Q1 RMB M	FY05 Q1 RMB M	Change
Combined group revenue (CCH & SOE)	50.6	34.6	+46.3%
Gross profit	23.6	21.5	+9.7%
Net profit attributable to shareholders	11.5	10.4	+10.2%
Earnings per share (RMB cents)*	2.59	2.35	+10.2%

* The calculation of earnings per share for the actual results for the 3 months ended 31 March 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For Comparative purposes, earnings per share for the actual results for the 3 months ended 31 March 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

Income Statement Highlights

Combined Revenue vs IFRS vs US GAAP

	FY2006 Q1 (RMB m)	FY2005 (RMB m)	
Revenue per IFRS accounts	22.7	73.5	(a)
Revenue of CCLX	To be issued	78.8	(b)
Revenue per US GAAP accounts	To be issued	152.3	(a)+(b)
Revenue of CCL Beijing Branch	To be issued	26.7	(c)
Revenue per Combined Accounts	50.6	179.0	(a)+(b)+(c)

CCLX – ChinaCast Li Xiang Co. Ltd and CCL - ChinaCast Co., Ltd are collectively known as the "Satellite Operating Entities" or SOE. CCLX is consolidated under US GAAP (FIN 46R). However, not all revenue have been transferred to CCLX and there is still significant revenue under the remaining contracts held by the Beijing Branch of CCL. These revenue are expected to be transferred to CCLX on the expiration of the contracts.

Balance Sheet Highlights

	As at 31/3/2006 (RMB m)	As at 31/12/2005 (RMB m)
Total Assets	671.1	660.5
Total Current Liabilities	72.4	72.8
Total Shareholders' Equity	671.1	660.5
NAV per share (RMB)*	1.32	1.29

* Computed based on (1) the shareholder's equity of Group as at March 31, 2006, and December 31, 2005, and (2) the share capital of 441,816,501 shares as at March 31, 2006 and December 31, 2005.

Cash Flow Statement Highlights

	FY2006 Q1 RMB (m)	FY2005 Q1 RMB (m)
Net Cash generated from operations	15.5	15.0
Net Cash generated / (used in) investing activities	(46.0)	7.0
Net Cash generated / (used in) financing activities	(0.0)	(0.2)
Cash & cash eqv.*	60.6	26.6

*Excluding Term Deposit of RMB314.8 at 31/3/06 and RMB273.8 at 31/3/05.

FY2005 Operational Highlights

Operational Highlights

- **Continued High Growth in University Distance Learning service**
  - Combined revenue increased by 34.1% to RMB 21.7M
  - Total number of students enrolled increased by 43% to 117,000
- **Significant growth from non education business**
  - Revenue growth from RMB 0.0M to RMB 10.5M

ChinaCast Distance Learning University Student Enrollment Growth


No. of Students
120,000
100,000
80,000
60,000
40,000
20,000
0
2002
2003
2004
2005
2006Q1
77% CAGR

Growth Strategy

- Continue to expand products and services to the high growth and profitable PRC education sectors:
  - Post-Secondary Education
  - Professional Career Training (English, Mgmt., IT, etc.)
  - Vocational Training and Continuing Education
- Integrate and expand Tongfang Education and complete Modern English acquisition
  - Leverage existing university and government training relationships to expand nationwide network of classrooms and curriculum
  - After acquisition - expand Modern English nationwide training centers to major Tier 1 and Tier 2 cities
- Strategic acquisitions in post-secondary, career education

Summary

- **Healthy financial position with strong year on year growth**
- **Sustainable competitive advantages**
  - High barriers to competitive entry
  - Nationwide network of classrooms and infrastructure
- **Excellent growth prospects for education market in China.**


It's a big country – someone has to educate it!
Thank You
Q & A
双威
ChinaCast

Deloitte.

Deloitte & Touche
Certified Public Accountants
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com

LETTER FROM DELOITTE & TOUCHE IN RELATION TO UNAUDITED INTERIM FINANCIAL INFORMATION FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2006

15 May 2006

The Board of Directors
ChinaCast Communication Holdings Limited
15/F Ruoy Chai International Building
No. 8 Yong An Dong Li, Jian Guo Men Avenue
Beijing 10002
People's Republic of China

Dear Sirs

We have been engaged by ChinaCast Communication Holdings Limited (the "Company") to review the interim financial information as set out in the "Unaudited Financial Statement Announcement for Quarter ended 31 March 2006" of the Company.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual ("Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The interim financial information comprises the balance sheets of the Company and of the Group as at 31 March 2006, the profit and loss statement of the Group for the three-month period ended 31 March 2006, the statements of changes in equity of the Company and of the Group and the cash flow statement of the Group for the three-month period then ended. The interim financial information is the responsibility of, and has been approved by, the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with Singapore Statement of Auditing Practice 11 on Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

The comparative financial information comprising the profit and loss statement of the Group, the statements of changes in equity of the Company and of the Group and the cash flow statement of the Group for the three-month period ended 31 March 2005 have not been audited nor reviewed.

Deloitte.

Based on our review, nothing has come to our attention that causes us to believe that:

1. there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with the format of Appendix 7.2 of the Listing Manual; and

2. the interim financial information has not been prepared in accordance with the accounting policies set out in the Company's audited financial statements for the year ended 31 December 2005.

Yours faithfully

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants
Singapore

Ho Kok Yong
Partner

MGR.F2/7330LTR.0004/EK/TNTS/NCP/VHYP

CHINACAST COMMUNICATION HOLDINGS LIMITED

Unaudited Financial Statement Announcement For Quarter Ended 31 March 2006

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	Group	% change
	1Q ended 31/3/2006	1Q ended 31/3/2005	+/(-)
	RMB'000	RMB'000	
Revenue	22,682	18,167	24.85
Cost of sales	(13,051)	(7,669)	70.18
Gross profit	9,631	10,498	(8.26)
Service fee (Note A)	11,467	9,236	24.16
Other operating income	685	2,425	(71.75)
Selling expenses*	(748)	(945)	(20.85)
Administrative expenses*	(7,618)	(8,196)	(7.05)
Finance costs	(6)	(5)	20.00
Profit before tax	13,411	13,013	3.06
Income tax expense	(2,974)	(2,613)	13.82
Profit for the period	10,437	10,400	0.36
Attributable to:			
Equity holders of the parent	11,460	10,400	10.19
Minority interests	(1,023)	-	
	10,437	10,400	0.36

* Certain expenses for 1QFY2005 have been reclassified to conform with current period presentation.

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	1Q ended 31/3/2006 RMB'000	1Q ended 31/3/2005 RMB'000	% change +/(-)
Revenue	27,893	16,398	70.10
Cost of sales	(15,529)	(6,967)	122.89
Gross profit	12,364	9,431	31.10
Other operating income	1,613	1,625	(0.74)
Selling expenses	(464)	(549)	(15.48)
Administrative expenses	(1,881)	(1,205)	56.10
Income tax expense	(165)	(66)	150.00
Service fee to the Group	11,467	9,236	24.16

(B) The following table provides additional information about the combined income statements of the Group and the SOE, prepared for illustrative purpose and our discussion in item 8, assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE 1Q ended 31/3/2006 RMB'000	Combined Group and SOE 1Q ended 31/3/2005 RMB'000	% change +/(-)
Revenue	50,575	34,565	46.32
Cost of sales	(26,992)	(13,063)	106.63
Gross profit	23,583	21,502	9.68
Other operating income	710	2,477	(71.34)
Selling expenses	(1,212)	(1,494)	(18.88)
Administrative expenses	(9,499)	(9,401)	1.04
Finance costs	(6)	(5)	20.00
Profit before tax	13,576	13,079	3.80
Income tax expense	(3,139)	(2,679)	17.17
Profit for the period	10,437	10,400	0.36
Attributable to:			
Equity holders of the parent	11,460	10,400	10.19
Minority interests	(1,023)	-	
	10,437	10,400	0.36

(C) The profit before income tax includes the following charges (credits):

	Group 1Q ended 31/3/2006 RMB'000	Group 1Q ended 31/3/2005 RMB'000
Depreciation of plant and equipment	695	674
Amortisation of intangible assets	1,325	-
Interest on borrowings	6	5
Foreign exchange adjustment (gain) loss	(28)	4
Share option expense	443	650
Other income including interest income	(685)	(2,425)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group As at 31/3/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 31/3/2006 RMB'000	Company As at 31/12/2005 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	60,565	90,074	-	-
Term deposits	314,798	273,798	-	-
Trade receivables	18,447	19,139	-	-
Other receivables and prepayments	11,231	14,136	1,814	5,152
Amount due from related parties-non trade	530	480	-	-
Total current assets	405,571	397,627	1,814	5,152
Non-current assets:				
Interests in subsidiary	-	-	462,459	460,727
Amount due from related parties-non trade	212,852	217,887	-	-
Plant and equipment	8,258	8,953	-	-
Deposit for acquisition	10,000	-	-	-
Deferred tax assets	1,036	1,379	-	-
Intangible assets	18,053	19,378	-	-
Goodwill	15,291	15,291	-	-
Total non-current assets	265,490	262,888	462,459	460,727
Total assets	671,061	660,515	464,273	465,879
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	4,714	2,816	-	-
Other payables	36,267	41,539	2,545	5,105
Income tax payable	31,316	28,119	-	-
Amount due to related parties	-	138	-	-
Current portion of finance lease	152	152	-	-
Total current liabilities	72,449	72,764	2,545	5,105

	Group As at 31/3/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 31/3/2006 RMB'000	Company As at 31/12/2005 RMB'000
Non-current liability:				
Finance lease	152	190	-	-
Total non-current liability	152	190	-	-
Capital and reserves:				
Issued capital	292,235	292,235	292,235	292,235
Share premium	166,572	166,572	166,572	166,572
Capital reserve	2,362	1,919	2,362	1,919
Exchange translation reserve	(1,630)	(1,649)	(4,492)	(4,492)
Legal reserve	7,141	6,102	-	-
Accumulated profits	115,959	105,538	5,051	4,540
Equity attributable to equity holders of the parent	582,639	570,717	461,728	460,774
Minority interests	15,821	16,844	-	-
Total equity	598,460	587,561	461,728	460,774
Total liabilities and equity	671,061	660,515	464,273	465,879

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31 March 2006		As at 31 December 2005	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
152	-	152	-

Amount repayable after one year

As at 31 March 2006		As at 31 December 2005	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
152	-	190	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 31 March 2006, the current portion and non-current portion of the finance lease amounted to approximately RMB152,000 and RMB152,000 (2005: RMB152,000 and RMB190,000)respectively.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group 1Q ended 31/3/2006 RMB'000	Group 1Q ended 31/3/2005 RMB'000
Operating activities		
Profit before income tax	13,411	13,013
Adjustments for:		
Depreciation expense	695	674
Interest income	(657)	(2,425)
Interest expense	6	5
Amortisation of intangible assets	1,325	-
Share option expense	443	650
Operating cash flows before movements in working capital	15,223	11,917
Trade receivables	692	(1,163)
Other receivables and prepayments	2,905	1,098
Trade payables	1,898	2,200
Other payables	(4,706)	(333)
Amount due from related parties-non trade	(50)	5
Amount due to related parties-non trade	(138)	-
Cash generated from operations	15,824	13,724
Interest paid	(6)	(5)
Interest received	657	2,425
Income tax paid	-	(1,171)
Net cash from operating activities	16,475	14,973
Investing activities:		
Amount due from related parties-non trade	5,035	(31,586)
Purchase of plant and equipment	-	(5,376)
Deposit for acquisition	(10,000)	-
Term deposits	(41,000)	44,000
Net cash (used in) from investing activities	(45,965)	7,038
Financing activities		
Repayments of borrowing	-	(140)
Finance lease	(38)	(39)
Net cash used in financing activities	(38)	(179)
Net (decrease) increase in cash and bank balances	(29,528)	21,832
Cash and bank balances at beginning of period	90,074	4,817
Effect of foreign exchange rate changes	19	-
Cash and bank balances at end of period	60,565	26,649

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Attributable to equity holders of the parent							Miniority Interests	Total
	Issued capital	Share premium	Capital reserve	Exchange translation reserve	Legal reserve	Accumulated profits	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group									
Balance at 1 January 2005	292,235	166,572	39,146	(20)	2,373	26,334	526,640	-	526,640
Net profit for the 3 months ended 31 March 2005	-	-	-	-	-	10,400	10,400	-	10,400
Share option expense recognised	-	-	650	-	-	-	650	-	650
Transfer to legal reserve	-	-	-	-	876	(876)	-	-	-
Balance at 31 March 2005	292,235	166,572	39,796	(20)	3,249	35,858	537,690	-	537,690
Group									
Balance at 1 January 2006	292,235	166,572	1,919	(1,649)	6,102	105,538	570,717	16,844	587,561
Net profit for the 3 months ended 31 March 2006	-	-	-	-	-	11,460	11,460	(1,023)	10,437
Share option expense recognised	-	-	443	-	-	-	443	-	443
Transfer to legal reserve	-	-	-	-	1,039	(1,039)	-	-	-
Translation adjustment	-	-	-	19	-	-	19	-	19
Balance at 31 March 2006	292,235	166,572	2,362	(1,630)	7,141	115,959	582,639	15,821	598,460
Company									
Balance at 1 January 2005	292,235	166,572	-	-	-	(1,602)	457,205	-	457,205
Share option expense recognised	-	-	650	-	-	-	650	-	650
Net loss for the 3 months ended 31 March 2005	-	-	-	-	-	(1,397)	(1,397)	-	(1,397)
Balance at 31 March2005	292,235	166,572	650	-	-	(2,999)	456,458	-	456,458
Company									
Balance at 1 January 2006	292,235	166,572	1,919	(4,492)	-	4,540	460,774	-	460,774
Share option expense recognised	-	-	443	-	-	-	443	-	443
Net profit for the 3 months ended 31 March 2006	-	-	-	-	-	511	511	-	511
Balance at 31 March 2006	292,235	166,572	2,362	(4,492)	-	5,051	461,728	-	461,728

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue,**

share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company's share capital for the 3 months ended 31 March 2006.

Share Options:

As at 31 March 2006, there were unexercised share options for 26,110,000 unissued ordinary shares (31 December 2005 : 26,110,000).

2. ***Whether the figures have been audited or reviewed and in accordance with which auditing* standard or practice.**

Auditors have conducted a review on certain financial information in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. Please refer to the letter issued by our auditors on the scope of review.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Please refer to the letter issued by our auditors on the scope of review.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted for the current reporting period are consistent with the most recently audited financial statements for the year ended 31 December 2005.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There were no changes in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group 1QFY2006	Group 1QFY2005
Earnings per share (EPS) in RMB cents		
(i) Based on weighted average number of ordinary shares in issue*	2.59	2.35
(ii) On a fully diluted basis**	2.49	2.26

*The calculation of earnings per share for the actual results for the 3 months ended 31 March 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the actual results for the 3 months ended 31 March 2005 is based on the actual net profit attributable to

shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.**

	Group As at 31/3/2006	Group As at 31/12/2005	Company As at 31/3/2006	Company As at 31/12/2005
Net asset value per share in RMB	1.32	1.29	1.05	1.04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 31 March 2006 and 31 December 2005 and (2) the share capital of 441,816,501 shares as at 31 March 2006 (31 December 2005: 441,816,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Review of Operating results

As the combined results of the Group and the SOE ("Combined Group") provides a more meaningful review of the financial performance of the whole Group, the following discussion of our performance also includes the results of the Combined Group (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the revenue of the Combined Group is shown below.

	1QFY2006 RMB'000	1QFY2005 RMB'000
Revenue of the Group		
University Distance Learning Solutions	4,340	
K-12 and content delivery	18,342	18,167
Sub-total	22,682	18,167
Revenue of the SOE		
University Distance Learning Solutions	17,380	16,202
IT/Management Training Courses and Solutions	18	146
K-12 Distance Learning and Educational Content Solutions	28	14
Enterprise Networking Products and Services	10,467	36
Sub-total	27,893	16,398
Sum of the Combined Group's revenue	50,575	34,565

Revenue of the Combined Group for 1QFY2006 amounted to RMB50.6 million representing an increase

of 46.3% compared to 1QFY2005.

Compared to 1QFY2005, revenue of the Group increased by 24.9% from RMB18.2 million to RMB22.7 million. The revenue from the K-12 and content delivery business increased slightly by approximately 1.0% from RMB18.2 million to RMB18.3 million. After consolidation of the result of Tongfang Education in 4QFY2005 and with the Group's sales to universities, the Group showed a revenue from the University Distance Learning Solutions of RMB4.3 million in 1QFY2006.

The SOE recorded a considerable increase in its revenue from RMB16.4 million in 1QFY2005 to RMB27.9 million in 1QFY2006, which was mainly attributable to the increase in equipment sales to Enterprise customers and the increase in revenue from the University Distance Learning Solutions business. Revenue from the University Distance Learning Solutions business increased from RMB16.2 million in 1QFY2005 to RMB17.4 million in 1QFY2006 mainly due to the increase in student enrolment. Together with the students on the Tongfang Education platform, total students enrolled for distance learning increased by 42.7% from approximately 82,000 as at the end of 1QFY2005 to approximately 117,000 as at the end of FY2005. Revenue from the IT/Management Training Courses and Solutions business decreased from RMB146,000 in 1QFY2005 to RMB18,000 in 1QFY2006. Revenue from the K-12 Distance Learning and Education Content Solutions business increased slightly from RMB14,000 in 1QFY2005 to RMB28,000 in 1QFY2006. Revenue from the Enterprise Networking Products and Services business increased significantly from RMB36,000 in 1QFY2005 to RMB10.5 million in 1QFY2006, as a result of increase in equipment sales.

Cost of sales of the Group increased by 70.2% from RMB7.7 million in 1QFY2005 to RMB13.1 million in 1QFY2006. Gross profit margin decreased by approximately 15.3 percentage points, from 57.8% in 1QFY2005 to 42.5% in 1QFY2006. The drop in gross profit margin was due to the equipment sales in 1QFY2006. There was a cost of material amounting to RMB1.9 million in 1QFY2006 in cost of sales of the Group. After the acquisition of Tongfang Education in FY2005, there was also an intangible amortization expense amounting to RMB1.3 million in 1QFY2006. Payroll and related cost associated with the generation of certain revenues amounting to RMB2.1 million was recorded in the cost of sales of the Group in 1QFY2006. There was no such revenue in 1QFY2005 and all the related costs was recorded in the Group's administrative expenses in 1QFY2005. The cost of sales of the Combined Group increased by 106.6% from RMB13.1 million in 1QFY2005 to RMB27.0 million in 1QFY2006. This increase was mainly due to the higher portion of equipment sales in the composition of the revenue.

The Group received a service fee of RMB11.5 million in 1QFY2006 as compared to a service fee of RMB9.2 million in 1QFY2005 as a result of the increase in revenue in SOE. The decrease in other income from RMB2.4 million in 1QFY2005 to RMB685,000 in 1QFY2006 was mainly due to the decrease in interest income. The interest of certain term deposits of the Group was affected by the exchange rate of the Chinese Yuan and the recent changes in the exchange rate has resulted in a reduction of interest income.

The Group's selling expenses decreased from RMB945,000 in 1QFY2005 to RMB748,000 in 1QFY2006, as there were more marketing activities in 1QFY2005 compared to the current quarter.

The Group's administrative expenses decreased by 6.9% from RMB8.2 million in 1QFY2005 to RMB7.6 million in 1QFY2006. The decrease was due to the classification of certain payroll and associated expenses to cost of sales in 1QFY2006. Those expenses were recorded in administrative expenses in 1QFY2005.

Finance costs increased from RMB5,000 in 1QFY2005 to RMB6,000 in 1QFY2006.

Overall, profit before income tax has increased from RMB13.0 million in 1QFY2005 to RMB13.4 million in 1QFY2006, representing a increase of 3.0%. The income tax expense has increased from RMB2.6 million in 1QFY2005 to RMB3.0 million in 1QFY2006, which included a deferred tax adjustment amounting to RMB300,000. Net profit attributable to equity holders increased modestly from RMB10.4 million in 1QFY2005 to RMB11.5 million in 1QFY2006, representing an increase of 10.2%.

Financial Position

Cash and bank balances, including term deposits, increased from RMB363.9 million as at 31 December 2005 to RMB375.4 million as at 31 March 2006 mainly as a result of the SOE paying the service fee to the Group. Account receivable decreased by 3.7% from RMB19.1 million as at 31 December 2005 to RMB18.4 million as at 31 March 2006. Prepayment and other receivable and deposit for acquisition increased from RMB14.1 million as at 31 December 2005 to RMB21.2 million as at 31 March 2006. The increase was due to the payment of a deposit in accordance with the signing a MOU for the acquisition of Modern English. As at 31 March 2006, the Goodwill amounted to RMB15.3 million as a result of the acquisition of Tongfang Education. Net tangible assets as at 31 March 2006 totalled RMB550.0 million (31 December 2005: RMB536.0 million). This represented an increase of 2.6% from the net tangible assets as at 31 December 2005.

Financial support to SOE

In 1QFY2006, the Group received payment from SOE amounting to RMB5.0 million, which reduced the amount due from SOE from RMB217.9 million as at 31 December 2005 to RMB212.9 million as at 31 March 2006.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

Not applicable.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

With the continued growth of the education business in China, ChinaCast is fully focused on becoming a significant player in this sector. This entails shifting its focus from an education enabler to an education provider including the provision of vocational courses.

The Group is actively pursuing additional university partners as well as having our own contents. In addition to the signing up of Tongji University in 2005, the Group aims to sign up more university partners. The Group has also signed a non-binding MOU to acquire a stake in Modern English, a English training group in China.

11. **Dividend**

(a) Current Financial Period Reported On
None

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year

None.

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

Not required for quarterly announcement.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not required for quarterly announcement.

15. A breakdown of sales.

Not required for quarterly announcement.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Not required for quarterly announcement.

BY ORDER OF THE BOARD

Yin Jian Ping
Chairman
15/5/2006

双威通讯
ChinaCast

Press Release

CHINACAST COMMUNICATION HOLDINGS LIMITED

FOR IMMEDIATE RELEASE

CHINACAST FIRST QUARTER REVENUE SURGED BY 46%

□

FY2006 Q1 Results Highlights:

Combined Revenue surged by 46% and net profit increased by 10.2% on strong demand for distance learning in China.

Singapore, May 15, 2006 – ChinaCast Communication Holdings Limited ("ChinaCast"), PRC's leading satellite distance learning services group, today reported significant increases in first quarter revenue and profit attributable to shareholders after minority interest.

Combined first quarter revenue of the Group and that of ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively known as the "Satellite Operating Entities" or "SOE"), amounted to RMB50.5 million, growing by over 46% against the same period last year. This increase is due to the continued robust growth in PRC's e-learning business particularly in the provision of post secondary distance learning services.

Combined revenue for university distance learning services increased by 34% to RMB21.7 million from RMB16.2 million in 1Q 2004 with the addition of 2 revenue contributing university partners during 2005. Total number of students enrolled in university degree courses using ChinaCast's distance learning platform increased by 43% from 82,000 at the end of 1Q in 2005 to 117,000 at the end of this quarter.

Combined revenue from services provided to non education enterprises has remained significant and amounted to RMB10.5 million for the period while K-12 service revenue is stable at around RMB18.3 million.

Cost of Sales for the Group has increased significantly from RMB7.7 million in 1Q 2005 to RMB13.1 million 1Q 2006 due to the higher volume of equipment sales which has a lower margin.

Net Profit after minority interests increased by 10.2% to RMB11.5 million as a result of the increase in business activities.

ChinaCast's strong performance in the first quarter is due to the continued strong growth in post-secondary distance learning services. University enrolment using ChinaCast distance learning platform has continued to grow. ChinaCast currently has 14 revenue generating university partners. More universities are expected to commence enrolment activities in the coming quarter.

Mr. Ron Chan, CEO of ChinaCast said: "I am pleased with our progress since our listing in Singapore. ChinaCast is now operating as an education services company. We work closely with our university partners supporting their growth in enrolment through additional programs. We are also working with new partners in education including vocational training service providers such as Modern English."

ChinaCast has recently announced the signing of an MOU with Modern English with a view of acquiring a significant stake in the school which is one of the leading oral English language school in China with 30 centers nationally.

ChinaCast seeks growth in the education market in the PRC through development of its own contents as well as through acquisitions. At the end of March, ChinaCast is virtually debt free and its cash, bank balances and term deposits on hand amounted to RMB375 million.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

For more information, please contact:

Ms Leong Lilian

ChinaCast Communication Holdings Limited
1 Raffles Place, #18-01,
Singapore 048616

Tel: (65) 6532 5998 (during office hours)
Email: lilian.leong@chinacast.com.cn

CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE QUARTER ENDED 31 MARCH 2006

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the quarter ended 31 March 2006, are as follows:-

Name of interested person	**Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)**	**Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)**
ChinaCast Co., Ltd ("CCL")		(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB3,110,368 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB1,680,750 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB318,214
ChinaCast Li Xiang Co., Ltd ("CCLX")		(a) Service fee reimbursed to CCLX by the Group under a technical service agreement between the parties: RMB8,356,462 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB2,612,913 (c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 31 March 2006: RMB212,852,248

Technology Venture Holdings Limited ("TVH")	Mr. Ron Chan had spent approximately 75% of his total working time working for the Group. The Audit Committee is of the view that the remuneration payments to Messrs Ron Chan are in accordance with the respective agreements dated 31 January 2004 between the Company, TVH and Ron Chan.	

Submitted by Antonio Sena Company Secretary on 12/5/2006 to the SGX

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	28-Apr-2006 17:08:23
Announcement No.	00085

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Announcement Title *	RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING HELD ON 28 APRIL 2006
Description	Pursuant to Clause 704(14) of the SGX Listing Manual, the Board of Directors of ChinaCast Communication Holdings Limited (the "Company") is pleased to announce that at the Annual General Meeting ("AGM") of the Company held at 2.30 p.m. on 28 April 2006, all the resolutions set forth in the Notice of AGM dated 5 April 2006 were passed by the shareholders of the Company.
Attachments:	Total size = **0** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

CHINACAST ANNOUNCED FINANCIAL INFORMATION UNDER IFRS RECONCILED TO ACCOUNTS PREPARED UNDER US GAAP

In pursuant of the company's intention to upgrade from LEVEL ONE American Depository Receipt Program ("ADR") to ADR LEVEL TWO announced on 5 Dec 2005, the Board of Directors of ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the Company has prepared audited accounts for 2005 under US generally accepted accounting principles ('US GAAP') as additional information and such financial information together with the independent auditors' report in connection therewith will be made available on the Company's website at www.chinacastcomm.com immediately after this announcement.

The financial information in our previous announcements has remained unchanged. The differences between the US GAAP accounts for the period 2003 to 2005 and information previously announced are as follows:

(i) For the Profit and Loss Accounts

	Note	Audited 2005.12.31 RMB '000	Proforma 2004.12.31 RMB '000
Profit after taxation as reported in announcements and Prospectus (on a proforma basis for 2004)		**43,787**	**40,956**
Add:			
Reversal of amortization of Goodwill	1	-	97
Employee stock-base compensation	2	-	(23,322)
Deferred tax adjustment	3	-	(2,197)
Difference in treatment for accounting for minority interests of a newly acquired subsidiary under US GAAP	4	(1,005)	-
Reversal of depreciation of re-evaluated fixed asset for acquired subsidiary under purchase method	5	615	-
Others		65	-
Proforma adjustments using assumptions as described in the Prospectus	6	-	(10,673)
	*	**(325)**	**(36,095)**
Profit after taxation as per financial statements prepared under US GAAP		**43,462**	**4,861**

* The difference in profit after tax between the accounts prepared under US GAAP and IFRS is not significant for the financial year 2005.

(i) For the Balance Sheet

	Note	2005.12.31 RMB '000	2004.12.31 RMB '000
Equity attributable to equity holder of parent as reported in announcement and Prospectus		**570,717**	**526,640**
Add:			
Consolidation of CCLX under FIN46	7	(405)	(405)
Reversal of amortization of Goodwill under purchase method prior to 2005	1	97	97
Deferred tax adjustment under stricter materiality level	3	(569)	(569)
Difference in accounting treatment for minority interests of a newly acquired subsidiary company under US GAAP	4	(1,005)	-
Reversal of depreciation of re-evaluated fixed asset under purchase method of acquired subsidiary	5	615	-
Others		65	-
	**	**(1,202)**	**(877)**
Equity attributable to equity holder of parent as per financial statements prepared under US GAAP		**569,515**	**525,763**

** The differences in equity between accounts prepared under US GAAP and IFRS are not significant at the end of financial years 2004 and 2005.

Notes:

1. The US GAAP accounts use the merger method to account for the pre-IPO restructuring exercise instead of purchase method under IFRS. The difference was shown in this adjustment.
2. Under IFRS, only expense for employee share options that was unvested as at 1 January 2005 was provided. Under US GAAP, share option expense for period before 2005 was provided. As all of the share options were granted in 2004 and most of them were vested in 2004, there was a significant share option expense in 2004 under US GAAP.
3. Due to difference in materiality level under US GAAP and IFRS, there was a difference in the deferred tax item.
4. During the year, the Company acquired 49.3% of the issued capital of Beijing Tongfang Digital Education Technology Limited. The transaction has been accounted for by the purchase method of accounting.

5. The US GAAP accounts use the merger method to account for the pre-IPO restructuring exercise instead of purchase method under IFRS. Under the purchase method, fixed assets were re-evaluated. The difference represents the additional depreciation charges of the re-evaluated fixed assets under IFRS.

6. In the Prospectus and result announcement for the financial year FY2004 and FY2003, proforma financial statements of the Group were presented. These proforma financial statements had been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and Series B preferred shares were treated as equity when issued as if the group structure had been in place. Under USGAAP, no proforma adjustment is allowed. The preferred shares were treated as a liability and the interest accrued has to pass through P&L as deemed dividend. Therefore, there was substantial adjustment to the net profit and net asset.

7. Under IFRS, the results of CCLX are not consolidated as the Company has no legal control over CCLX. Under US GAAP, other criteria were considered and under the rule FIN46R, the Company has to consolidate the results of CCLX.

8. Reclassification of preferred shares from equity to liability under US GAAP.

The Directors believe that the provision of additional information will further raise the Company's profile in the US and will provide investors there who are interested to invest in the Company with information relevant to their market conditions.

The Company's ADRs are traded under the symbol CCHYY in the "Over-the-Counter" ("OTC") market on the New York Stock Exchange since the end of 2004. The Bank of New York is the depositary bank for the ADR Program.

双威通讯
ChinaCast

ChinaCast Communication Holdings Limited

(Incorporated in Bermuda)
(Company Registration No. 34476)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of ChinaCast Communication Holdings Limited will be held at Grand Copthorne WaterFront Hotel, Cardinal Room, Level 3, 392 Havelock Road, Singapore 169663 on Friday, 28 April 2006 at 2.30 p.m. to transact the following business:-

As Ordinary Business

1. To receive and adopt the directors' report and financial statements for the financial year ended 31 December 2005 together with the auditors' report thereon. **[Resolution 1]**
2. To approve the proposed Directors' fees of S$138,000/- (31 December 2004: S$103,500/-) for the financial year ended 31 December 2005. **[Resolution 2]**
3. To re-elect the following Directors retiring pursuant to the Company's Bye-laws:-
   (a) Mr Yin Jianping (Retiring pursuant to Bye-law 104) **[Resolution 3]**
   (b) Mr Chan Tze Ngon, Ron (Retiring pursuant to Bye-law 104) **[Resolution 4]**
4. To re-appoint Messrs Deloitte & Touche as the Company's auditors and authorise the directors to fix their remuneration. **[Resolution 5]**

As Special Business

5. To consider and, if thought fit, pass the following ordinary resolution with or without any modifications:

   "THAT subject to the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the directors of the Company to issue shares ("Shares") in the capital of the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the directors of the Company may in their absolute discretion, deem fit, PROVIDED ALWAYS THAT the aggregate number of Shares to be issued pursuant to this resolution does not exceed fifty per cent. (50%) of the issued shares in the capital of the Company at the time of the passing of this resolution, of which the aggregate number of Shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed twenty per cent. (20%) of the issued shares in the capital of the Company at the time of the passing of this resolution, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law or by the Bye-laws of the Company to be held, whichever is the earlier." **[Resolution 6]**
   [See Explanatory Note (i)]

6. Authority to issue shares under the ChinaCast Post-IPO Employee Share Option Scheme

   "THAT approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the ChinaCast Post-IPO Employee Share Option Scheme (the "Post-IPO Scheme"), PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to the Post-IPO Scheme shall not exceed 15% of the issued shares in the capital of the Company from time to time." **[Resolution 7]**
   [See Explanatory Note (ii)]

7. "THAT approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies (if any) that are entities at risk (as the term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions set out in the Company's Appendix dated 5 April 2006 (the "Appendix") with any party who is of the class of Interested Persons described in the Appendix provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such Interested Person Transactions as set out in the Appendix (the "Shareholders' Mandate").

   THAT the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company; and

   THAT the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution." **[Resolution 8]**
   [See Explanatory Note (iii)]

8. To transact any other ordinary business of an Annual General Meeting of which due notice shall have been given.

By order of the board of directors
Antonio Sena
Company Secretary

5 April 2006

Notes:

1. With the exception of the Central Depository (Pte) Ltd. (the "Depository") who may appoint more than two proxies, a shareholder of the Company entitled to attend and vote at the above Meeting is entitled to appoint no more than two proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company.
2. Where a form of proxy appoints more than one (1) proxy (including the case where such appointment results from a nomination by the Depository), the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.
3. A corporation which is a shareholder of the Company may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its corporate representative at the Meeting.
4. To be valid, the instrument appointing a proxy or proxies together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be deposited at the office of the Company's Singapore Share Transfer Agent, Lim Associates (Pte) Ltd, at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315 not less than 48 hours before the time appointed for holding the Meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS TO BE TRANSACTED:

(i) The ordinary resolution proposed in the Resolution 6 above, if passed, will empower the Directors of the Company from the date of the above Meeting until the next Annual General Meeting to issue shares in the Company up to an amount not exceeding in total 50% of the issued shares in the capital of the Company for the time being for such purposes as they consider would be in the interests of the Company. This authority will, unless previously revoked or varied at a general meeting, expire at the next Annual General Meeting of the Company.

(ii) The ordinary resolution proposed in the Resolution 7, if passed, will empower the Directors of the Company, from the date of the above Meeting until the next Annual General Meeting, to issue shares up to an amount in aggregate not exceeding 15% of the issued shares in the capital of the Company from time to time pursuant to the exercise of the options under the ChinaCast Post-IPO Employee Share Option Scheme.

(iii) The ordinary resolution proposed in the Resolution 8, if passed, will empower the Directors of the Company to enter into Interested Person Transactions approved by the Shareholders' Mandate. The Mandate shall be renewed and approved at every Annual General Meeting, if necessary, unless being revoked or varied at a general meeting.

Request for Lifting of Trading Halt
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	22-Mar-2006 10:52:01
Announcement No.	00015

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Date of Lifting of Trading Halt *	22-03-2006
Time of Lifting of Trading Halt *	1130 hours

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	DBS BANK LTD
Company Registration No.	196800306E
Announcement submitted on behalf of	DBS BANK LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Lawrence Ng Lip Chi
Designation *	Senior Vice President
Date & Time of Broadcast	22-Mar-2006 10:26:07
Announcement No.	00013

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Announcement Title *	Pre-Conditional Voluntary Offer for Chinacast Communication Holdings Limited by Great Wall Acquisition Corporation
Description	
Attachments:	Update_on_Extension_22Mar2006.pdf Total size = **33K** (2048K size limit recommended)

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PRE-CONDITIONAL VOLUNTARY OFFER

by

DBS BANK LTD
(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

GREAT WALL ACQUISITION CORPORATION
(Incorporated in Delaware, United States of America)

to acquire all the issued ordinary shares of US$0.08 each in the capital of

CHINACAST COMMUNICATION HOLDINGS LIMITED
(Incorporated in Delaware)

1. **Introduction**

Unless otherwise defined herein, all terms and references used in this announcement are defined or construed in the announcement dated 28 December 2005 (the "**Extension Announcement**") issued by DBS Bank Ltd ("**DBS Bank**") for and on behalf of Great Wall Acquisition Corporation (the "**Offeror**" or "**GWAC**"), in relation to the pre-conditional voluntary offer (the "**Offer**") by the Offeror to acquire all the issued and paid-up ordinary shares of US$0.08 each (the "**CCHL Shares**") in the capital of Chinacast Communication Holdings Limited ("**CCHL**").

2. **Extension Amendment**

Further to the Extension Announcement, DBS Bank wishes to announce, for and on behalf of the Offeror, the results of the Offeror's special meeting of stockholders held on 21 March 2006 in relation to the Extension Amendment. The Extension Amendment was approved by a majority of GWAC's stockholders. The approval would allow GWAC to amend its charter to extend its Liquidation Date to 31 December 2006.

A copy of the announcement in respect of the results of GWAC's special meeting in relation to the Extension Amendment can be found at www.sec.gov.

3. **Application to Securities Industry Council ("SIC")**

DBS Bank also wishes to announce, for and on behalf of the Offeror, that the Offeror has also obtained SIC's ruling on the application to the extension of the Cut-Off Date for the fulfillment of the pre-conditions of the Offer to 31 December 2006 or such later date as the Offeror may determine in consultation with the SIC.

However, further to the announcement dated 20 March 2006 by CCHL, the board of CCHL has added that it is unlikely to grant any further extension beyond 31 December 2006.

4. **Responsibility Statement**

The sole Director of the Offeror has taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement.

Where any information has been extracted from published or otherwise publicly available sources or obtained from CCHL, the sole responsibility of the sole Director of the Offeror has been to ensure that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

The sole Director of the Offeror accepts responsibility accordingly.

Issued by
DBS BANK LTD

for and on behalf of
GREAT WALL ACQUISITION CORPORATION
22 March 2006

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Request for Trading Halt
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	22-Mar-2006 10:04:17
Announcement No.	00011

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Date of Trading Halt *	22-03-2006
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending announcement to be made by DBS Bank Ltd in relation to the Pre-Conditional Voluntary Offer for ChinaCast Communication Holdings Limited by Great Wall Acquisition Corporation.

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Miscellaneous
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Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	20-Mar-2006 12:38:38
Announcement No.	00024

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Announcement Title *

GREAT WALL ACQUISITION'S APPLICATION TO THE SECURITIES INDUSTRY COUNCIL FOR AN EXTENSION OF THE CUT-OFF DATE FROM 25 MARCH 2006 TO 31 DECEMBER 2006

Description

Further to the Company's announcement of 16 March 2006, the Company wishes to announce that its board of directors has decided to express no objection to Great Wall Acquisition Corporation's application to the Securities Industry Council for an extension of the cut-off date from 25 March 2006 to 31 December 2006 for the fulfillment of the pre-conditions in their pre-conditional voluntary offer to acquire all the issued ordinary shares in the capital of the Company. However, the board has added that it is unlikely to grant any further extension beyond 31 December 2006.

The directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

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Reply To Query Regarding Trading Activity	
* Asterisks denote mandatory information	

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRTARY
Date & Time of Broadcast	16-Mar-2006 20:22:27
Announcement No.	00100

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This reply is in response to a query by the Singapore Exchange on *	16-03-2006

Description *

In response to the letter received from the Singapore Exchange Securities Trading Limited on 16 March 2006, the Board of Directors of ChinaCast Communication Holdings Limited (the "Company") wishes to reply as follows:-

Q1: Are you aware of any information not previously announced concerning you (the issuer), your subsidiaries or associated companies which, if known, might explain the trading?

Ans: The Company is not aware of any information not previously announced which might have a significant effect on the trading price or turnover of the Company's shares.

Q2: Are you aware of any possible explanation for the trading?

Ans: The Company is not aware of any possible explanation for the trading.

Q3: Can you confirm your compliance with the listing rules and, in particular, listing rule 703?

Ans: The Company confirms that it has complied with the Listing Rule and in particular Listing Rule 703.

Notwithstanding the above, the Directors note that DBS Bank Ltd had, on 28 December 2005, announced that Great Wall Acquisition Corporation "("GWAC") was making an application to the Securities Industry Council for an extension of the date for fulfilment or waiver of the pre-conditions under the pre-conditional voluntary offer made by GWAC for the Company on 14 September 2005. The Company has recently been asked by GWAC as to whether it has any objection to an extension of this date from 25 March 2006 to 31 December 2006. As at the date hereof, no decision has been made by the Company.

By Order of the Board
Antonio Sena
Chief Financial Officer / Company Secretary
16 March 2006

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Reply To Query Regarding Trading Activity

In response to the letter received from the Singapore Exchange Securities Trading Limitec Board of Directors of ChinaCast Communication Holdings Limited (the "Company") wishes

Q1: Are you aware of any information not previously announced concerning you (the issue associated companies which, if known, might explain the trading?

Ans: The Company is not aware of any information not previously announced which might on the trading price or turnover of the Company's shares.

Q2: Are you aware of any possible explanation for the trading?

Ans: The Company is not aware of any possible explanation for the trading.

Q3: Can you confirm your compliance with the listing rules and, in particular, listing rule 70

Ans: The Company confirms that it has complied with the Listing Rule and in particular Lis

Notwithstanding the above,, the Directors note that DBS Bank Ltd had, on 28 December 2(Great Wall Acquisition Corporation "("GWAC") was making an application to the Securities extension of the date for fulfilment or waiver of the pre-conditions under the pre-conditiona by GWAC for the Company on 14 September 2005. The Company has recently been aske whether it has any objection to an extension of this date from 25 March 2006 to 31 Decem hereof, no decision has been made by the Company.

By Order of the Board
Antonio Sena
Chief Financial Officer / Company Secretary
16 March 2006